AB 3/10

UNI[ted states]
SECURITIES AND [exchange commission]
Washington, D.C. 20549

09059018

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SEC FILE NUMBER
8-40862

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

COLDWATER SECURITIES INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 11th floor
(No. and Street)

Los Angeles (City) — California (State) — 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 272-1300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Ave. — Los Angeles, — California — 90071-3462
(ADDRESS) Number and Street — City — State — Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joshua S. Friedman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Coldwater Securities Incorporated (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President
Title

see attached
Notary Public

Coldwater Securities Incorporated
Table of Contents

This report contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, (exempt from requirements, See note 7 to Financial Statements.)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, See note 7 to Financial Statements.)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x) (1) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (not required)
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________ Signature of Document Signer No. 1

____________________ Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th (Date) day of February (Month), 20 09 (Year), by

(1) Joshua S. Friedman (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ____________________ Signature of Notary Public

ELAINE TZOU
Commission # 1803960
Notary Public - California
Los Angeles County
My Comm. Expires Jun 25, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Coldwater Securities Incorporated
Los Angeles, California

We have audited the accompanying statement of financial condition of Coldwater Securities Incorporated (the "Company"), a wholly owned subsidiary of Canyon Partners LLC, as of December 31, 2008, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Coldwater Securities Incorporated at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009

COLDWATER SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$281,034
DEPOSIT WITH CLEARING BROKER	200,000
PREPAID AND OTHER ASSETS	30,933
RECEIVABLE FROM AFFILIATES	6,211
ACCOUNTS RECEIVABLE AND INTEREST RECEIVABLE	214
TOTAL	$518,392

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES—Accounts payable and accrued expenses	$ 42,230
STOCKHOLDER'S EQUITY:	
Common stock, no par value—100,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	394,138
Retained earnings	72,024
Total stockholder's equity	476,162
TOTAL	$518,392

See notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES—Interest income	$ 10,545
EXPENSES:	
Professional fees	37,330
General, administrative, and other	13,436
Clearing charges	5
Total expenses	50,771
LOSS BEFORE PROVISION FOR INCOME TAXES	(40,226)
PROVISION FOR INCOME TAXES	800
NET LOSS	$ (41,026)

See notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—January 1, 2008	$ 10,000	$ 394,138	$ 113,050	$ 517,188
Net loss			(41,026)	(41,026)
BALANCE—December 31, 2008	$ 10,000	$ 394,138	$ 72,024	$ 476,162

See notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (41,026)
Adjustments to reconcile net loss to net cash used in operating activities —	
Changes in assets and liabilities:	
Accounts receivable and interest receivable	4,782
Prepaid and other assets	(30,933)
Receivable from affiliates	(6,211)
Accounts payable and accrued expenses	13,430
Payables to affiliates	(9,305)
Net cash used in operating activities	(28,237)
NET DECREASE IN CASH	(69,263)
CASH—Beginning of year	350,297
CASH—End of year	$ 281,034
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for income taxes	$ 800

See notes to financial statements.

1. NATURE OF OPERATIONS

Coldwater Securities Incorporated (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company executes trades for the Parent and affiliates, including Canyon Capital Advisors LLC, a registered investment advisor for a number of funds, some of which are affiliates, and other managed accounts. The Company also engages in securities transactions and investment advisory services related to corporate and real estate transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Fair Value of Financial Instruments—Financial Accounting Standards Board (FASB) Statement No. 107, *Disclosure about Fair Value of Financial Instruments*, requires companies to report the fair value of financial instruments for certain assets and liabilities. Cash, deposits, receivables, and payables are carried at cost, which approximates fair value.

Securities Transactions—Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN No. 48-3, *Effective Date of FASB*

Interpretation No. 48 for Certain Nonpublic Enterprises, which defers the effective date of FIN No. 48 for certain nonpublic enterprises. The Company elected to defer the application of FIN No. 48. As a result, FIN No. 48 is effective for the Company beginning January 1, 2009. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company or 99% of the Company's pretax net income whichever is greater. For the year ended December 31, 2008, $422 was incurred for these services and is included in general, administrative, and other in the statement of operations. Also, at December 31, 2008, $6,211 was a receivable from the Parent.

4. INCOME TAXES

The Company elected to defer FIN No. 48 to annual financial statements for fiscal years beginning after December 15, 2008 in accordance with FSP FIN No. 48-3. Uncertain tax positions are evaluated in accordance with FASB Statement No. 5, *Accounting for Contingencies* (FAS 5). FAS 5 requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

At December 31, 2008, the Company had federal tax operating loss carryforwards of approximately $259,122 available to reduce future federal taxable income. The federal carryforwards expire in years 2008 through 2028. Such loss carryforwards result in a deferred tax asset of approximately $88,101, which was fully reserved as of December 31, 2008, as the Company believes these loss carryforward amounts will likely not be utilized by their expirations. The provision for income taxes on the statement of operations consists of the minimum franchise taxes due to the state of California.

5. DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with a clearing broker. The agreement provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's private placement transactions. It is the Company's policy to continuously monitor its exposure to these risks.

At December 31, 2008, the Company was required to maintain a minimum of $200,000 on deposit with the clearing broker. The agreement also provides that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement. In addition, the deposit does not represent any ownership interest in the clearing broker. As such, the deposit is appropriately included as an allowable asset at December 31, 2008, for purposes of the Company's net capital computation.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $438,804, which is $188,804 in excess of required net capital.

7. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

* * * * * *

SUPPLEMENTAL SCHEDULES

COLDWATER SECURITIES INCORPORATED

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 DECEMBER 31, 2008

TOTAL STOCKHOLDER'S EQUITY	$476,162
LESS DEDUCTIONS AND/OR CHARGES:	
Prepaid and other assets	30,933
Receivable from affiliates	6,211
Accounts receivable and interest receivable	214
Total deductions and/or charges	37,358
NET CAPITAL	438,804
MINIMUM NET CAPITAL REQUIRED (Greater of 2% of aggregate debit items or $250,000)	250,000
EXCESS NET CAPITAL	$ 188,804

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA.

COLDWATER SECURITIES INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2008

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

SCHEDULE I

COLDWATER SECURITIES INCORPORATED

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 25, 2009

Coldwater Securities Incorporated
2000 Avenue of the Stars, 11th Floor
Los Angeles, CA 90067

In planning and performing our audit of the financial statements of Coldwater Securities Incorporated (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

COLDWATER SECURITIES INCORPORATED

(A Wholly Owned Subsidiary of CANYON PARTNERS LLC)

(SEC I.D. No. 8-40862)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2008, AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.